Filed by Chicago Mercantile Exchange Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: CBOT Holdings, Inc.

Subject Company’s Commission File No.: 001-32650

The following was posted to Chicago Mercantile Exchange Holdings Inc. internal Web site on March 19, 2007:

Employee Questions & Answers

“Just Ask” Updates for March 19, 2007

Thank you for submitting your questions to the “Just Ask” site on OpenExchange. Below we have provided answers to the most frequently asked questions we have received in the past week.

1.	CME has stated that if you lose your job as a direct result of the merger you will be eligible for separation benefits. Will that include being paid for any floating holidays I have not used? What about personal days?

Employees who lose their jobs as a direct result of the merger will be eligible for separation benefits. Those benefits will include payment for floating holidays accrued as a result of working a company holiday; separation benefits will not include payment for personal days. Separation benefits will include severance based on an individual’s years of service and other factors, as well as payment for accrued, unused vacation at the time of separation.